SCHEDULE 13D/A

CUSIP No: 464288778

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

* No transactions in the shares. The reduction below 20% was the result of the outstanding shares increasing from 350,000 to 450,000.